

Vision

GARDNER DENVER 2002 ANNUAL REPORT

Gardner Denver is an international leader in manufacturing compressors, blowers and pumps for industrial and petroleum applications.

The Company generates strong cash flow to fund its strategies and operates under an effective corporate governance program. This has enabled Gardner Denver to remain profitable through growing margins in a challenging economy. As a result of these efforts, the Company is well positioned to benefit from an economic recovery.

Our vision and market leadership, maintained during this difficult environment, continue to provide the strong results valued by our customers, distributors, suppliers and employees.

Strategies for GROWTH

Gardner Denver continues to center our efforts on six strategies for growth. Working these strategies has played a vital role in our success in years past and will continue to do so into the future.

- Acquire complementary products
- Pursue international markets
- Embrace new technologies
- Reduce costs
- Accelerate new product development
- Manufacture proprietary products

Industries Served

(revenues by end user)



Other 5%
Industrial/Manufacturing 30%
Chemical 4%
Energy 19%
Medical/Healthcare 2%
Automotive 10%
Food Processing 13%
Transportation 7%
Water Treatment 10%

U.S. and Non-U.S. Revenues

(dollars in millions)



450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
U.S. Revenues
Non-U.S. Revenues

Financial HIGHLIGHTS

(dollars in millions, except per share amounts)

	2002[1]	2001	% Change	8-Year CAGR[2]
REVENUES:				
Compressed Air Products	**$350.0**	308.0	13.6	10.7
Pump Products	**68.1**	111.7	(39.0)	15.0
Total	**418.1**	419.8	(0.4)	11.3
OPERATING EARNINGS:				
Compressed Air Products	**29.8**	22.2	34.2	9.1
Pump Products	**5.2**	16.1	(67.7)	N/A[3]
Total	**35.0**	38.3	(8.6)	18.2
OPERATING CASH FLOWS	**52.5**	44.2	18.8	14.7
NET INCOME	**19.6**	22.0	(10.9)	35.6[4]
DILUTED EARNINGS PER SHARE	**1.22**	1.40	(12.9)	33.6[4]
TOTAL ASSETS	**472.8**	488.7	(3.3)	11.1
TOTAL STOCKHOLDERS' EQUITY	**222.9**	198.7	12.2	23.1
CAPITAL EXPENDITURES	**13.6**	11.5	18.3	15.6

(1) As described in Notes 1 and 5 to the Consolidated Financial Statements, Gardner Denver adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in the year ended December 31, 2002.

(2) Compound annual growth rate (CAGR) is calculated from 1994, the year in which Gardner Denver was spun-off from Cooper Industries, Inc.

(3) 8-Year CAGR is not presented due to negative operating earnings in base year.

(4) Excludes non-recurring write-offs from base year.

During 2002, operating efficiencies and expense control offset weaker demand and lower production. Compressed Air Products operating margin was enhanced by incremental revenue from acquisitions and cost reductions, including benefits from integration efforts. Reduced demand for petroleum pumps pressured segment sales and margins for Pump Products.

Strong cash flow, repayment of $47 million in debt and increased gross margins position Gardner Denver to convert incremental revenue to bottom line earnings as industrial demand returns.

Stockholders' Equity

(dollars in millions)



250
225
200
175
150
125
100
75
50
25
0
1994 1995 1996 1997 1998 1999 2000 2001 2002

Operating Cash Flow

(dollars in millions)



60
50
40
30
20
10
0
Capital Expenditures
1994 1995 1996 1997 1998 1999 2000 2001 2002

Diluted EPS

(dollars)



2.50
2.25
2.00
1.75
1.50
1.25
1.00
.75
.50
.25
0
1994 1995 1996 1997 1998 1999 2000 2001 2002



*"**THE STRUCTURE AND COMPOSITION** of our board of directors is a key element of strong corporate governance, and I am very proud that Gardner Denver has always had an independent board with a broad range of experience."*

Ross J. Centanni
Chairman, President and
Chief Executive Officer

Board of Directors, from left to right
Diane K. Schumacher, Thomas M. McKenna, Ross J. Centanni, Frank J. Hansen, Donald G. Barger, Jr., Richard L. Thompson, Raymond R. Hipp

To Our SHAREHOLDERS

The strategies and course of action set for 2002 proved valuable to Gardner Denver and our stakeholders. Despite the worst industrial economy that we have seen in over twenty years, we maintained strong cash flow and profitability, and continued to successfully execute the strategies that position the Company for strong growth when demand returns in the industrial and energy market segments.

Our business model is founded upon six core strategies for growth and is driven by significant cash flow, which we've used to reduce debt and invest in greater efficiency, positioning the Company to make additional acquisitions and enhance long-term value.

During 2002, a period of low demand in both of our business segments, we focused our efforts primarily on reducing material costs; investing capital to integrate acquired companies and reduce costs; expanding our investment in e-commerce and lean manufacturing initiatives; and strengthening relationships with our business partners. As a result, we increased revenues of compressed air products, improved the operating margin in this business segment and repaid $47 million in debt.

We have confidence in our business model and our ability to execute. Our sustained profitability in a difficult economic environment, coupled with the use of strong cash flow to repay debt, validates our business model and underscores Gardner Denver's ability to continue the active acquisition strategy that fuels our growth and leverages our fixed costs.

Our compressed air business is closely tied to industrial capacity utilization. The excess capacity created in the 1990's resulted in a protracted downturn, with manufacturing capacity utilization dropping to the lowest level since the early 1980's. Some industry observers are calling for an improvement in industrial capacity utilization during the second half of 2003, but we expect a six-month lag after this upturn before realizing a significant increase in our industrial sales.

At the same time, the need for the majority of our pump products correlates to demand and drilling activity for natural gas. Through the second quarter of 2002, rig counts continued their steep decline from the 2001 peak levels. Some modest improvement occurred through the remainder of the year but, overall, drilling activity remained very slow in 2002, resulting in depressed demand for petroleum pumps and replacement parts.

Our successful acquisition track record is based on our disciplined approach and ability to effectively integrate new companies. Over the last seven years, we have completed fourteen acquisitions, growing our revenues from $177 million, at the time of our spin-off in 1994, to $418 million in 2002. We are actively pursuing acquisition opportunities that offer product line extensions, manufacturing and marketing synergies and entries into niche market segments that are growing faster than the overall economy.

Strategically, we are focused on the industrial side of the business. In addition to the continuing opportunity to acquire businesses in the compressed air segment, we've recently targeted the industrial pump market. This fragmented market is approximately six times larger than that of compressed air with open channels of distribution. The opportunity for growth through acquiring industrial pump companies is important over the long-term, not only because of the size of the market, but also because of commonality in machining and material sourcing with products we currently manufacture. These benefits could be further complemented by our skill in managing industrial distribution.

As we continue strengthening our leadership position as a preferred provider of pumps for some of the world's largest energy producers, we're also looking to expand our product line to meet the energy sector's demand for higher-pressure pumps and targeting markets that use pumps for industrial applications.

As the steady increase in our non-U.S. revenues demonstrates, international growth continues to add value. We will continue to expand in Europe, where we're extending our distribution model to achieve greater market penetration. In 2003, we plan to open a packaging facility in China, which will enable us to better serve customers in one of the fastest growing regions of the world and to accelerate our global material sourcing strategy.

Company-wide, we are pleased with the improvements we have made in our cost structure, but significant opportunities for further savings remain. For example, with the recent closing of our largest supplier of iron castings, the largest component of our material costs, we accelerated our progress toward less-expensive, alternative sources. In 2002, we reduced the cost of material by approximately 3% and identified opportunities for further savings in 2003 and beyond, especially through international sourcing and product rationalization and standardization.

This is just one component of a strategic, five-year plan for cost reductions and, with each acquisition we complete, we introduce a new opportunity for creating efficiencies and cost savings over a larger revenue base. We will also continue to focus on using technology to work faster and smarter, for example, through the expanded utilization of our e-commerce website, which was significantly upgraded in 2002.

Accountability and responsible governance have long been part of the corporate culture at Gardner Denver. Nonetheless, in today's environment, it is important to highlight specific efforts to provide assurance that management's interests are aligned with those of our shareholders. We have an independent board of directors and a seasoned Chief Financial Officer of a large public company has always chaired our Audit Committee. I am the only employee-director, and we recently elected a lead non-employee director. By the end of three years of service, directors are required to own three times their annual retainer in Gardner Denver stock, and executive officers must own three to five times their salary over a five-year period. Gardner Denver also adheres to policies throughout the organization that encourage accountability, such as whistle-blower protections, integrity in accounting practices and transparency in financial reporting.

Gardner Denver's solid foundation provides us with stability as we continue to conduct business in a challenging economy, which includes expectations of weak short-term revenues and higher pension and medical expenses in 2003. However, we are offsetting these challenges through increased margins, continuing improvement in working capital management and efficiency gains.

Throughout the economic cycles we have encountered since our spin-off in 1994, we have been successful in growing earnings per share at a compounded annual rate of 34%. We generate more cash than required for operations, and will continue to invest available capital in cost reductions, integration efforts, innovation and acquisitions, which are our engines for growth. When demand returns, we will be better positioned to leverage our fixed costs so that more revenue converts to the bottom line as earnings.

We appreciate your continuing interest and feel confident that our strong fundamentals, proven business model and experienced team will continue to produce value for our customers and shareholders in 2003 and beyond.

Chairman, President and Chief Executive Officer
February 3, 2003

Increasing Our EFFICIENCY



Gardner Denver delivers results for customers, suppliers, distributors and shareholders. We enhance our competitive advantage by continuously increasing our efficiency, focusing on relationships, growing our product offerings and expanding our global presence.

By constantly striving to increase efficiency, Gardner Denver is meeting the challenges posed by today's economy. We are investing our capital and expertise to streamline operations and reduce costs. Within our Blower Division, we are finding ways to leverage common manufacturing processes across multiple applications and investing in state-of-the-art flexible machining centers. This translates directly into lower-cost manufacturing, shorter lead times and better quality.

Extending "best practices" across manufacturing facilities has improved operations and reduced costs. This includes eliminating redundancies among plants and streamlining administrative procedures. Our Pump Division is currently pursuing requirements to extend ISO (International Organization for Standardization) and API (American Petroleum Institute) certifications to its Tulsa and Fort Worth facilities and converting to SAP, our core information system.

Gardner Denver also continues to improve operations through the expansion of our commodity purchasing teams and lean manufacturing initiatives. But we have gone beyond internal implementation by partnering with suppliers and customers, as well. For example, Toshiba International Corp. (Toshiba), our principal motor supplier for eight years,

GARDNER DENVER'S FACILITY IN SEDALIA, MISSOURI, demonstrates the success of our lean manufacturing initiatives to reduce operating costs. The plant's Lean Facilitator visits each work cell with area team leaders and shop floor personnel on a regular basis to ensure product flow is optimized and lean initiatives are achieved.

The increased use of flexible machining centers is helping the facility produce more with less costs. Progressive assembly systems, designed to balance the amount of work each employee performs, ensure there are no delays between stations.

"Efficiency comes with clear objectives and an organized, sustained approach to problem solving," says Mike Clements of Gardner Denver. "Savings arise from simple steps, like getting materials closer to operators. By continuously reviewing all operations, we are finding ways to save time and reduce costs everyday."







is using our Champion facility as a model for implementing lean manufacturing within its own facility, which has a very similar process flow. The goal is to help Toshiba accomplish the same magnitude of lead and cycle time reductions that we have realized and, based on those reductions, decrease our lead and cycle times even further.

Company-wide, Gardner Denver's commodity purchasing teams are successfully moving the Company toward outsourcing non-critical components, such as liners, valves and other replacement parts. At the same time, we are focusing our assets on manufacturing the components where we have expertise and truly add value. Through this strategy, we are lowering the cost of basic components while improving our efficiency at manufacturing our core products.

Our commodity teams are also finding opportunities to reduce material costs. Iron castings represent the largest component of our material costs, and we have been moving toward less-expensive, alternative sources. This change was accelerated by the closure of the Company's largest casting supplier in 2002. However, our team persevered to mitigate the effect of this supplier's closing and, as a result, accelerated our cost reduction efforts.

We are reengineering key products to enhance their manufacturability and reap the benefits of modular design. And, as acquired companies are integrated into Gardner Denver, we continue to rationalize product lines and distribution channels to maximize value.

Focusing On RELATIONSHIPS

Power Supply Industries (PSI), an independent distributor of Gardner Denver products, redesigned the compressed air system RUBBERMAID uses to paint consumer shelving products (right), among other applications. Two new Gardner Denver compressors (far right), along with changes recommended by PSI, helped cut the system's horsepower requirements in half and the company's energy bill by approximately $180,000 per year.

"Gardner Denver continuously develops more efficient products and involves distributors in that process," says Jack Bertelsmeyer, President of PSI. "Our relationship with Gardner Denver allows us to give our customers superior service and equipment. That's why we've remained their distributor for 20 years."



Gardner Denver places tremendous value on establishing and maintaining productive and mutually beneficial relationships with all of our business partners. The value of strong relationships was demonstrated with the Company's progress in 2002. During year-end discussions with customers, suppliers and other partners, "the quality of our relationship" was cited as one of the most important ways in which Gardner Denver is differentiated among our competitors.

Focusing on relationships starts with strong sales and customer service personnel, but extends further to favorably impact our business partners' bottom line. Quality relationships are the foundation of partnerships with customers through which we develop the products they need to reduce their costs and improve performance.

Like our customers, our distributors often tell us that the quality of their relationship with Gardner Denver is the primary reason they do business with us. To build strong relationships, we involve distributors in the development of new products. We seek and welcome their feedback about changes or improvements needed on existing products. This enables our distributors to better serve their customers, and by extension, to sell more Gardner Denver product.

Gardner Denver's e-commerce website, significantly upgraded in 2002, not only increases efficiency, but makes it easier to do business with us by providing a seamless tool to conduct transactions or download product specifications and literature. While our markets are still early in the adoption of e-commerce, we are in a strong position to differentiate Gardner Denver for our channel partners. We see much





Consultant Lee DiClemente regularly invites Gardner Denver to help design energy-efficient compressed air systems, such as the one installed at **MIRAMAR NAVAL AIR STATION**. *The base uses compressed air to start jet engines on test stands (F-18 engine, upper left) and to power air wrenches and other equipment. Working with Gardner Denver and base personnel (lower right), DiClemente replaced four 150 horsepower compressors produced by a competitor with a single 75 horsepower Gardner Denver unit. The base estimates that it saves $340,000 per year.*

"I depend on Gardner Denver, and they listen and customize their products to meet my application needs," explains DiClemente. "They're the only manufacturer I know whose products meet and exceed specifications, so I can rely on each unit's performance."

more potential to use technology to work smarter, support our relationships and enhance value.

We also treat our suppliers as valued business partners. Our ability to cut costs, extend warranties or meet delivery dates depends on our relationships with suppliers, as well as our internal operations. Through strong supplier relationships, we have become a more competitive company. Open lines of communication allow both parties to find and offer new ways to reduce costs or develop better products. For example, within the past few years, Gardner Denver's technical group has been enlisting the assistance of suppliers in product testing and quality improvement initiatives. The expertise suppliers bring regarding their components has translated directly to a reduction in our warranty expenses.

Gardner Denver recently signed a new multi-year contract with Toshiba that enables us to reduce lead times and offer better warranties for the motors packaged with our products. In addition, as a result of the strategic nature of our relationship, we are pursuing options to collaborate with Toshiba on the procurement of components and raw materials used by both companies.

We are applying our strength in developing new products and expanding sales opportunities to ensure that Gardner Denver is competitive in new growing markets, and less reliant on segments experiencing reduced demand.

As spending has increased for defense and national security, we have developed proprietary products and new technologies ideal for military and security applications.

Growing Our Product OFFERINGS

HELMERICH & PAYNE (H&P), a leading contract drilling company, made Gardner Denver's mud pump the standard unit for its entire FlexRig drilling fleet to reduce inventory, maintenance and operation costs (H&P warehouse of PZ-11 pumps, far right).

"The new pumps meet our specific operating goals," states Eric Greager of H&P. "We helped specify everything from the powertrain gearing to the fluid end, in order to achieve the longest overall lifecycle. Gardner Denver's PZ-11 (being installed, upper right) provides 1,600 input horsepower for about 40,000 pounds of weight. Compared to competitor units, that's quite a high power per pound ratio, which is very important for a highly mobile land rig fleet."



For example, we can produce air of such purity that it will liquefy at -40°C, allowing it to be used to cool missile imaging systems. We design and manufacture compressors for high-pressure breathing air trailers, used by America's Special Forces during parachute drops.

Gardner Denver has designed products to meet the growing requirements of vehicles powered by compressed natural gas. Many of the world's major cities, such as Bangkok, Calcutta and Bombay, are seeking to reduce pollution from vehicle emissions through the use of compressed natural gas. We are supplying compressors to refuelling stations required by these vehicles and are well positioned in the industry, especially in the emerging markets of Asia and the Middle East.

We have effectively executed our strategy of finding and serving a wide variety of niche market segments. As the industrial economy has declined and general machinery sales have dropped, our profitability has remained relatively stable because of the footholds we established in unique market segments, selected for their potential for growth and profit opportunities. In 2002, we successfully introduced a new helical screw blower for the European trucking industry, which requires high pressure for quicker unloading of dry bulk products, like grains or dry cement. Because noise pollution is a high priority issue in Europe, the noise abatement properties of the helical screw are well suited to this application. Our innovative helical screw is the quiet, high-pressure, oil-free machine the European industry was seeking. With its addition, Gardner Denver holds the unique



PROCHEM, which manufactures carpet cleaning equipment and other products, recognizes the demand for quiet, more durable products for professionals serving residential areas. So, they asked Gardner Denver to work closely with them to design a tri-lobe blower for Prochem's truck-mounted cleaning units.

The new tri-lobe blower expands Gardner Denver's product line and gives customers, such as Prochem, an ideal blower for use in residential neighborhoods. The new unit also has less vibration, which means less maintenance and a longer belt life.

"Working directly with Gardner Denver engineers (joint testing of tri-lobe prototype, bottom left), we developed a blower with all the features that are important to our customers," says Glen Wilson of Prochem.

position of having products to meet the requirements of both the European and U.S. markets.

Additionally, we are broadening our product line to meet the energy sector's demand for higher-pressure and higher-horsepower pumps to increase our customers' efficiencies. We are targeting industrial markets for distribution synergies and opportunities to leverage our product technology in new applications. For example, we have used technology from our durable petroleum pumps to provide higher-pressure water jetting products for a broader range of industrial cleaning and maintenance applications.

A stronger focus on the service, repair and rental aspects of our businesses, especially within our Pump Division, will diversify our revenues and help offset the effect of the more cyclical demand for complete units. These changes respond to the challenges of remaining competitive in an otherwise mature business. Recently, we focused our facility in Fort Worth, Texas to exclusively provide aftermarket services for the well-stimulation industry. It is now dedicated to repair, rebuilding and retrofit work, serving the needs of some of our largest customers more conveniently. Furthermore, to meet the quality requirements of these services, we have greatly expanded our manufacturing and test capabilities at this facility. We plan to establish regional service centers in Canada, Texas, the Gulf Coast, and other areas rich with users of drilling and well-servicing pumps.

Another strength is our continued success in expanding our presence beyond North America. The growth of our non-U.S. revenues and our improved market position in Europe

Expanding Our GLOBAL PRESENCE



and Asia are a result of successful acquisitions and the expansion of our distribution channels, which can be further leveraged during an economic recovery.

Gardner Denver is becoming an industry leader in selling products through independent, full-service distributors in Europe. Our model not only provides local representation and support to customers; it also gives distributors a broader product line to offer. From a financial perspective, Gardner Denver's distribution model means we have lower infrastructure and overhead costs. Therefore, as the market softened over the last few years, we were less negatively impacted than if we had an internal staff of sales and service personnel.

We are taking advantage of reduced trade barriers with China and South America to increase global sourcing and extend sales through new distributor relationships. We will continue this course of diversifying our sources of revenues and supplies geographically, and plan to open a packaging facility in China in 2003.

In addition to expanding our distribution channels across the globe, Gardner Denver is also employing web-based tools to more easily satisfy the information needs of our customers and help secure sales for our distributors. Our e-commerce website is designed to provide end users anywhere in the world with information, so they are aware of the breadth and benefits of Gardner Denver's product offerings before speaking with our distributors. For example, our new

We continue to grow our global presence by expanding our independent distributor model throughout the world and by acquiring new products and channels of distribution.

***HYDROPNEUMATIC SERVICE**, based in Greece, has provided its PET bottle blowing customers with Belliss & Morcom reciprocating compressors since 1995. "After Gardner Denver acquired Belliss & Morcom, I realized Hydropneumatic Service would be very competitive as a Gardner Denver distributor," explains founder Dimitrios Lazarou. "I can now offer my current and prospective clients a broader range of compressed air solutions, including energy-saving variable speed rotary screw compressors."*

Additional examples are, from left: A specialty service vehicle in Germany equipped with a Gardner Denver-Wittig blower; an off-shore bulk oil handling system designed by Rolls-Royce that utilizes Gardner Denver-Tamrotor marine compressors; Finnair's airline maintenance and overhaul facility powered by Gardner Denver variable screw compressors.





website features a blower selection guide that uses pressure and volume requirements provided by users to specify the best product for their application. The website then directs the potential customer to the appropriate distributor.

Gardner Denver is the first in our industry to provide this extensive level of electronic services, and it is an area where we believe we have developed a competitive advantage. Specifically, it provides our distributors with more of the information they need to secure business and frees them up to offer more value-added services.

As we do domestically, we will continue to develop relationships with international original equipment manufacturers, channels in which Gardner Denver is not competing as a commodity manufacturer, but as a value-added partner. This approach to growth is consistent with our total systems approach to industrial compressor sales, in which we consider each customer's unique requirements for air, rather than adopting a "one-size-fits all" approach to product sales. It is also another way we will continue to emphasize and support our relationships with our distribution partners, who represent our global window to the market and whose loyalty we value.

Enhancing our internal efficiency, developing strong relationships, broadening our product and service offerings, and expanding our global presence demonstrate our vision and stengthen our market leadership position. These competitive strengths work together to deliver results and create value for our customers, suppliers and shareholders.

FINANCIAL HISTORY

(dollars in thousands, except per share amounts)

	Year ended December 31,				
	2002	2001	2000	1999	1998
Income Statement Data:					
Revenues	**$418,158**	419,770	379,358	327,067	386,859
Costs and Expenses:					
Cost of sales (excluding depreciation and amortization)	**289,631**	294,249	268,290	226,550	256,936
Depreciation and amortization	**14,139**	17,567	15,881	14,222	12,978
Selling and administrative expenses	**79,400**	69,678	59,784	53,080	52,986
Interest expense	**6,365**	6,796	7,669	5,934	4,849
Other income, net	**(204)**	(3,203)	(2,160)	(1,876)	(784)
	389,331	385,087	349,464	297,910	326,965
Income before income taxes	**28,827**	34,683	29,894	29,157	59,894
Provision for income taxes	**9,225**	12,659	11,210	11,109	23,089
Net income	**$ 19,602**	22,024	18,684	18,048	36,805
Basic earnings per share	**$ 1.24**	1.42	1.22	1.20	2.29
Diluted earnings per share	**$ 1.22**	1.40	1.21	1.18	2.22

	December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Total assets	**$472,842**	488,688	403,881	379,419	342,130
Long-term debt (excluding current maturities)	**112,663**	160,230	115,808	114,200	81,058
Other long-term obligations	**58,935**	45,153	48,682	53,001	55,128
Stockholders' equity	**222,923**	198,728	171,148	152,609	142,686

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and notes thereto.

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Overview

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; and positive displacement and centrifugal blowers. The primary customers and applications for Gardner Denver's compressed air products are durable and non-durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; automotive service centers; and niche applications such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. Revenues of the Compressed Air Products segment constituted approximately 84% of total revenues in 2002.

In the Pump Products segment, the Company designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. Typical applications for pumps include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Applications for water jetting systems include runway and shiphull cleaning, concrete demolition and metal surface preparation. Revenues of the Pump Products segment constituted approximately 16% of total revenues in 2002.

The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.

In September 2001, the Company acquired Hoffman Air and Filtration Systems ("Hoffman") and Hamworthy, Belliss & Morcom ("Belliss & Morcom"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expanded Gardner Denver's product offering and distribution capabilities and enhanced its position as a leading international supplier of centrifugal products to the air and gas handling industry. During 2002, manufacturing of Hoffman products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia. Belliss & Morcom, headquartered in Gloucester, England, manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as PET bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadened the Company's range of product offerings, strengthened its distribution and service networks and increased its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy.

The Company acquired CRS Power Flow, Inc. ("CRS") in July 2000 and Jetting Systems & Accessories, Inc. ("JSA") in April 2000. CRS and JSA were located in Houston, Texas, and both manufactured aftermarket products for the water jetting industry. These two acquisitions complemented the Company's product offering for the water jetting market and further leveraged Gardner Denver's commitment to being a full-service provider in the water jetting industry. During 2001, these businesses were merged into Gardner Denver Water Jetting Systems and are now operating at one consolidated facility in Houston, Texas.

In January 2000, the Company acquired Invincible Airflow Systems, Co. ("Invincible"). Invincible, located in Baltic, Ohio, manufactures single and fabricated multistage centrifugal blowers and engineered vacuum systems. The acquisition of Invincible extended Gardner Denver's product offering for the industrial cleaning market and introduced the Company's centrifugal blowers to new markets.

The Hoffman, Belliss & Morcom and Invincible acquisitions are included in the Company's Compressed Air Products segment. The CRS and JSA acquisitions are included in the Company's Pump Products segment.

The acquisitions completed in 2001 and 2000 provided growth opportunities through synergistic product lines and domestic and international market penetration.

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

	Year ended December 31,		
	2002	2001	2000
Revenues	**100.0%**	100.0	100.0
Costs and Expenses:			
Cost of sales (excluding depreciation and amortization)	**69.2**	70.1	70.7
Depreciation and amortization	**3.4**	4.2	4.2
Selling and administrative expenses	**19.0**	16.6	15.8
Interest expense	**1.5**	1.6	2.0
Other income, net	**—**	(0.8)	(0.6)
	93.1	91.7	92.1
Income before income taxes	**6.9**	8.3	7.9
Provision for income taxes	**2.2**	3.0	3.0
Net income	**4.7%**	5.3	4.9

Year ended December 31, 2002, compared with year ended December 31, 2001

Revenues

Revenues declined slightly to $418.2 million in 2002, compared to $419.8 million in 2001. Excluding incremental revenue from acquisitions completed since August 2001, which added $54.1 million to revenues in 2002, revenues decreased $55.7 million as compared to 2001. Revenues outside the United States, as a percentage of total revenues, increased to 37% in 2002, compared to 30% in 2001. This increase is primarily due to the Belliss & Morcom acquisition, which strengthened the Company's presence in Europe and Asia.

Revenues in the Compressed Air Products segment increased $42.0 million in 2002 to $350.0 million, compared to $308.0 million in 2001, due to acquisitions and favorable foreign currency exchange rates. Excluding incremental revenue from acquisitions of $54.1 million and a favorable foreign currency exchange rate impact of $4.5 million, revenues declined $16.6 million (5%) due to softness in the U.S. and European industrial markets, which weakened demand for compressors and blowers.

Revenues in the Pump Products segment declined $43.6 million (39%) to $68.1 million in 2002, compared to $111.7 million in 2001. This decline resulted from depressed demand for petroleum pump products, due to reduced rig counts, which began negatively impacting order rates in the second half of 2001.

Costs and Expenses

Gross margin (defined as revenues less cost of sales) in 2002 increased $3.0 million (2%) to $128.5 million, from $125.5 million in 2001. Gross margin as a percentage of revenues (gross margin percentage) increased to 30.7% in 2002 from 29.9% in 2001, due to an overall favorable sales mix change, the incremental impact of acquisitions, lower warranty expense in the Compressed Air Products segment and ongoing cost reduction projects, including acquisition integration efforts. In 2002, gross margin was enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $0.5 million in 2001.

Depreciation and amortization decreased 20% to $14.1 million in 2002, compared to $17.6 million in 2001. This decrease was due to the adoption of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002, which eliminated goodwill amortization of $4.4 million. This decrease was partially offset by the amortization of intangible assets (other than goodwill) related to the 2001 acquisitions.

Selling and administrative expenses increased in 2002 by 14% to $79.4 million from $69.7 million in 2001 due to acquisitions and unfavorable foreign currency exchange rates. Excluding acquisitions and foreign currency exchange rate effects, selling and administrative expenses decreased approximately 3% in 2002, due to cost reduction efforts, including acquisition integration efforts, which were partially offset by higher fringe benefit costs (medical, pension and other postretirement benefits). As a percentage of revenues, selling and administrative expenses were 19.0% in 2002, compared to 16.6% in 2001. The increase in this ratio was attributable to the decline in revenues excluding acquisitions. Acquisitions also contributed to this increase as they currently have higher selling and administrative expenses as a percentage of revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) increased $7.6 million (34%) to $29.8 million, compared to $22.2 million in 2001. This increase was primarily attributable to the incremental impact of acquisitions, the cessation of goodwill amortization, reduced warranty expense and ongoing cost reduction efforts. These positive factors were partially offset by the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) and higher fringe benefit costs. As a percentage of revenues, operating earnings increased to 8.5% in 2002, compared to 7.2% (8.4% excluding goodwill amortization) in 2001, as a result of the factors noted above.

Operating earnings for the Pump Products segment decreased $10.9 million to $5.2 million in 2002, a 68% decrease from $16.1 million in 2001, primarily due to the decrease in revenues. As a percentage of revenues, operating earnings for this segment decreased to 7.6% in 2002, compared to 14.4% (15.1% excluding goodwill amortization) in 2001. This decrease was primarily attributable to the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base. The cessation of goodwill amortization partially offset this negative factor.

Interest expense decreased $0.4 million (6%) to $6.4 million for 2002, compared to $6.8 million in 2001, as lower average interest rates were partially offset by higher average borrowings (due to businesses acquired in 2001). The average interest rate for 2002 was 4.4%, compared to 5.4% for 2001. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Excluding the impact of these non-recurring items, the majority of the decline in other income was due to foreign currency transaction losses recorded in 2002, generated from U.S. dollar denominated monetary assets of foreign subsidiaries.

Income

Income before income taxes decreased $5.9 million (17%) to $28.8 million in 2002 from $34.7 million in 2001. This decrease was primarily the result of decreased leverage of fixed costs over a lower revenue base (excluding acquisitions) for both segments and the non-recurring gains included in 2001 other income mentioned above. These factors were partially offset by the cessation of goodwill amortization.

The provision for income taxes decreased by $3.5 million to $9.2 million in 2002 compared to $12.7 million in 2001, as a result of lower income before taxes and a lower overall effective tax rate. The Company's effective tax rate was 32.0% in 2002, compared to 36.5% in 2001. This decrease was primarily attributable to the cessation of non-deductible goodwill amortization. A higher proportion of Extraterritorial Income Exclusion (EIE) benefit from U.S. export sales relative to pretax income and a higher proportion of income derived from lower taxed non-U.S. jurisdictions also contributed to this decline.

Net income decreased $2.4 million (11%) to $19.6 million ($1.22 diluted earnings per share) in 2002, compared to $22.0 million ($1.40 diluted earnings per share) in 2001. In both 2002 and 2001, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share). The decrease in net income was primarily attributable to the same factors that resulted in decreased income before taxes noted above.

Outlook

In 2002, orders for compressed air products, including $54.0 million from acquisitions, were $347.9 million, compared to $296.0 million in 2001. Order backlog for the Compressed Air Products segment was $58.7 million as of both December 31, 2002 and 2001. Excluding acquisitions, the decrease in order activity in this segment are primarily the result of softness in the U.S. and European industrial markets, as noted above.

Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. These indicators have been relatively weak in both 2002 and 2001. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product, which slowed during the fourth quarter of 2002. As a result, orders for compressed air products are anticipated to remain relatively flat with some modest improvement in the second half of 2003.

Demand for pump products, which are primarily petroleum related, has historically been related to market conditions and expectations for oil and natural gas prices. Orders for pump products were $54.1 million in 2002, a decrease of $63.3 million (54%), compared to $117.4 million in 2001. Order backlog for the Pump Products segment was $6.6 million at December 31, 2002 compared to $20.5 million as of December 31, 2001, representing a 68% decrease. These decreases can primarily be attributed to lower rig counts, which began negatively impacting order rates in the second half of 2001. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

The Company's largest supplier of iron castings, Atchison Casting Corporation ("Atchison") announced in August 2002 that it would downsize its LaGrange, Missouri foundry ("LaGrange Foundry"), ceasing production and focusing the facility on pattern repair, maintenance and storage. Atchison later decided to completely close this facility. As a result, the Company began to implement its previously developed contingency plan to secure alternative supply sources. The Company does not anticipate that the downsizing of the LaGrange Foundry will materially impact its long-term financial performance. However, there was a negative impact (approximately $0.01 to $0.03 diluted earnings per share) on the Company's financial performance in the fourth quarter of 2002, as additional costs were incurred related to expediting castings from new suppliers. The Company currently expects additional negative impact (approximately $0.02 to $0.04 diluted earnings per share) in the first quarter of 2003, as the Company's plan is carried out and alternative iron casting supply sources are fully integrated into the Company's supply and manufacturing processes. The most significant aspects of this change should be completed by the end of the first quarter of 2003 and the Company expects to benefit going forward from reduced material costs from alternate suppliers.

Based upon the current economic environment and activity levels in both reporting segments, the Company anticipates that diluted earnings per share will be approximately $1.10 to $1.30 in 2003. This projection includes the negative impact of increasing expenses for postretirement pension and medical benefits, which are expected to lower diluted earnings per share in 2003 by approximately $0.15 to $0.18 per share compared to 2002. This increase is primarily due to differences between actual and expected returns on plan assets. The Company expects material cost reductions and improvements to operations to offset this negative factor.

Year ended December 31, 2001, compared with year ended December 31, 2000

Revenues

Revenues increased $40.4 million (11%) to $419.8 million in 2001, compared to $379.4 million in 2000. Excluding incremental revenue from acquisitions completed since June 2000, which added $29.5 million to revenues in 2001, revenues increased $10.9 million as compared to 2000.

Revenues in the Compressed Air Products segment increased slightly to $308.0 million in 2001, compared to $306.7 million in 2000. Excluding incremental revenue from acquisitions, revenues decreased $24.9 million (8%) due to a decline in the overall U.S. economy (exacerbated by the impact of the attack on September 11, 2001) which weakened demand for domestic rotary screw compressors and blowers. Unfavorable foreign currency exchange rates also contributed to the revenue reduction. These negative factors were partially offset by sales growth in European markets.

Revenues in the Pump Products segment increased $39.1 million (54%) to $111.7 million in 2001, compared to $72.7 million in 2000. This increase resulted primarily from heightened demand for petroleum products, due to the continued high level of oil and natural gas prices from late 2000 through the first half of 2001. Incremental revenues from acquisitions completed since June 2000 also accounted for approximately $3.2 million of the revenue increase.

Costs and Expenses

Gross margin in 2001 increased $14.4 million (13%) to $125.5 million from $111.1 million in 2000. This increase resulted primarily from the higher revenue volume and partially from an increase in the gross margin percentage. Gross margin percentage increased to 29.9% in 2001 from 29.3% in 2000, due to increased sales of higher margin drilling pumps and improved performance at well stimulation and water jetting production facilities, partially offset by unfavorable sales mix in the Compressed Air Products segment. In 2001, gross margin was enhanced $0.5 million as a result of the liquidation of LIFO inventory layers, compared to $0.7 million in 2000.

Depreciation and amortization increased 11% to $17.6 million in 2001, compared to $15.9 million in 2000. This increase was due to ongoing capital expenditures and goodwill amortization associated with acquisitions completed prior to June 30, 2001. Depreciation and amortization expense, as a percentage of revenues, was 4.2% in both years.

Selling and administrative expenses increased in 2001 by 17% to $69.7 million from $59.8 million for 2000. Excluding the impact of acquisitions, selling and administrative expenses increased $3.6 million (6%) from 2000 levels, primarily due to higher payroll and fringe benefit related expenses. As a percentage of revenues, selling and administrative expenses were 16.6% in 2001, compared to 15.8% in 2000. The increase in this ratio was attributable to the factors mentioned above, combined with the impact of acquisitions completed since June 2000, which in the aggregate have higher selling and administrative expenses relative to revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings decreased $8.8 million (28%) to $22.2 million, compared to $30.9 million in 2000. This decline was primarily attributable to decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) combined with higher payroll and fringe benefit related expenses and an unfavorable sales mix. As a percentage of revenues, operating earnings declined to 7.2% in 2001, compared to 10.1% in 2000, as a result of the factors noted above.

Operating earnings for the Pump Products segment increased $11.6 million to $16.1 million in 2001, a 261% increase from $4.5 million in 2000, primarily due to higher revenues. As a percentage of revenues, operating earnings for this segment increased to 14.4% in 2001, compared to 6.1% in 2000. This increase was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base combined with improved operational performance at well stimulation and water jetting production facilities.

Interest expense decreased $0.9 million (11%) to $6.8 million for 2001, compared to $7.7 million in 2000 due to lower average rates, partially offset by slightly higher average borrowings in 2001. The average interest rate for 2001 was 5.4%, compared to 6.3% for 2000. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Other income, net in 2000 included a $1.0 million gain from litigation settlement proceeds, a $0.7 million gain from the sale of the Company's idle facility in Syracuse, New York, and a $1.5 million charge for expenses associated with an unconsummated acquisition. Excluding the impact of these non-recurring gains, the majority of the remaining decline in other income was due to lower foreign currency transaction gains generated from U.S. dollar denominated cash and receivable balances of foreign subsidiaries in 2001 compared to 2000.

Income

Income before income taxes increased $4.8 million (16%) to $34.7 million in 2001 from $29.9 million in 2000. This improvement was due to increased leverage of the Pump Products segment's fixed and semi-fixed costs on higher revenue volume, the non-recurring gains included in other income mentioned above, acquisitions and improved operational performance at the well stimulation and water jetting production facilities. These increases were partially offset by a decline in the Compressed Air Products segment's operating earnings.

The provision for income taxes increased by $1.5 million to $12.7 million in 2001, compared to $11.2 million in 2000, as a result of higher income before taxes, partially offset by a lower overall effective tax rate. The Company's effective tax rate was 36.5% in 2001, compared to 37.5% in 2000. The lower effective tax rate in 2001 was primarily due to a higher proportion of income in countries with lower statutory income tax rates, increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.

Net income increased $3.3 million (18%) to $22.0 million ($1.40 diluted earnings per share) in 2001, compared to $18.7 million ($1.21 diluted earnings per share) in 2000. In 2001, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share), compared with $0.4 million ($0.03 diluted earnings per share) in 2000. Excluding the after-tax benefit of LIFO income, net income increased primarily due to the factors that resulted in the increased income before taxes noted above. Net income from acquisitions completed since June 2000 was approximately $0.8 million ($0.05 diluted earnings per share) in 2001.

Liquidity and Capital Resources

Operating Working Capital

During 2002, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) decreased $13.2 million as reductions in inventory and receivables were partially offset by lower accounts payable and accrued liabilities. These changes were a result of the decreased activity levels in 2002 (excluding acquisitions), as well as improved management of inventory and collections of accounts receivable. Days sales outstanding improved to 65 days at December 31, 2002, compared to 69 days at December 31, 2001.

Cash Flows

During 2002, the Company generated cash flows from operations totaling $52.5 million, an increase of $8.3 million (19%) compared to 2001. This increase was primarily the result of a more favorable change in operating working capital as discussed above, partially offset by lower net income in 2002. During 2002, the Company made net payments of $47.4 million under its credit facilities. The cash flows provided by operating activities and used in investing and financing activities, combined with the effect of changes in foreign currency exchange rates, resulted in a net cash decrease of $4.3 million during 2002.

Capital Expenditures and Commitments

Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $13.6 million in 2002, compared to $11.5 million in 2001. This increase was primarily due to the timing of capital projects. Commitments for capital expenditures at December 31, 2002 totaled $7.9 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet alternative minimum tax obligations which arise from the exercise of incentive stock options. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2002, no shares were repurchased under these repurchase programs. As of December 31, 2002, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2002, the Company also acquired 8,742 shares of its common stock, valued at $0.2 million, which were tendered for the exercise of stock options.

Liquidity

On March 6, 2002, the Company amended and restated the Revolving Line of Credit Agreement (the "Credit Line"), increasing the aggregate borrowing capacity to $150 million and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The Credit Line requires no principal payments during the term of the agreement and is due upon final maturity. On December 31, 2002, the Credit Line had an outstanding balance of $44.0 million, leaving $106.0 million available for future use or for letters of credit.

The amended and restated agreement also provided for an additional $50 million Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under an Interim Credit Agreement. The five-year Term Loan requires principal payments of $2.5 million in years one and two, and $15 million in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

Management currently expects the Company's cash flows in 2003 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

Market Risk

The Company is exposed to market risk related to changes in interest rates as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. dollar across relevant foreign currencies, principally the euro and pound sterling, the potential losses in future earnings, fair value and cash flows are not material to the Company.

Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has begun to be named as a defendant in an increasing number of asbestos personal injury lawsuits. In addition, the Company has also been named as a defendant in a number of silicosis personal injury lawsuits. Predecessors to the Company manufactured and sold the products allegedly at issue in these asbestos and silicosis lawsuits, namely: (a) asbestos-containing components supplied by third parties; and (b) portable compressors that were used as components for sandblasting equipment manufactured and sold by other parties. Since its formation in 1993, the Company has not manufactured or sold asbestos-containing products or portable compressors. Nonetheless, these lawsuits represent potential contingent liabilities to the Company as a result of its predecessors' historical sales of these products.

The Company believes that these pending legal proceedings, lawsuits and administrative actions will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: (1) the Company's anticipated insurance and indemnification rights to address the risks of such matters; (2) the limited risk of potential asbestos exposure from the components described above, due to the complete enclosure of the components within the subject products and the additional protective non-asbestos binder which encapsulated the components; (3) the fact that neither the Company, nor its predecessors, ever manufactured, marketed or sold sandblasting equipment; (4) various other potential defenses available to the Company with respect to such matters; and (5) the Company's prior disposition of comparable matters.

The Company has also been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability associated with an asset retirement in the period in which it is incurred. The Company will adopt this standard on January 1, 2003 and management believes it will not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted by the Company beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the Company's future consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity. SFAS No. 146 also establishes that fair value be the objective for initial measurement of the liability. SFAS No. 146 will be adopted by the Company for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS No. 146 is expected to impact the timing of recognition of costs associated with future exit and disposal activities, to the extent they occur.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures in Note 8 to the Consolidated Financial Statements.

Critical Accounting Policies

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although, actual results could differ materially under different assumptions or conditions.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2002, approximately two-thirds of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

Goodwill and Other Intangibles

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2002, the Company completed its transitional and annual impairment tests and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material costs changes, interest rates and productivity could affect such evaluations.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected return on plan assets and expected health care trend rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). Due to the significant declines in the financial markets, the fair value of the plan assets of the Company's funded defined benefit pension plans fell short of their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (after tax), in the fourth quarter of 2002. This non-cash reduction in stockholder's equity did not impact the Company's compliance with its existing debt covenants. This reduction could reverse in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to fully funded status. Pension and other postretirement benefit expense is expected to increase by approximately $4 million in 2003, primarily due to differences between actual and expected returns on plan assets. However, if the equity markets continue recent trends, the Company could also be required to record additional charges to stockholders' equity in the future.

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report to Stockholders, other than historical facts, are forward looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements made in the Chairman's Letter, the remainder of the narrative/non-financial portions of the Annual Report and in Management's Discussion and Analysis, particularly under the caption "Outlook". As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Gardner Denver's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: (1) the ability to maintain and to enter into key purchasing, supply and outsourcing relationships; (2) the ability to effectively manage the transition of iron casting supply to alternate sources due to the LaGrange Foundry closure and the skill, commitment and availability of such alternate sources; (3) the ability to identify, negotiate and complete future acquisitions; (4) the speed with which the Company is able to integrate acquisitions and realize the related financial benefit; (5) the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; (6) changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products; (7) pricing of Gardner Denver products; (8) the degree to which the Company is able to penetrate and maintain its presence in niche and international markets; (9) the ability to attract and retain quality management personnel; (10) market performance of pension plan assets and changes in discount rates used for actuarial assumptions in pension and other post retirement obligations and expense calculations; (11) the continued successful implementation of cost reduction efforts; (12) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against the Company; (13) the successful implementation of the Company's strategic initiatives and partnering relationships; (14) the acceptance of the Company's new product offerings; and (15) the continued successful implementation and utilization of the Company's electronic services.

The Company does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future.

REPORT OF MANAGEMENT

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with appropriate accounting principles generally accepted in the United States. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. The Company believes that its disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls.

Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for overseeing the Company's financial reporting process. The Committee meets with management and internal audit periodically to review its activities and ensure that it is properly discharging its responsibilities. The Committee also meets periodically with the independent auditors, who are responsible to the Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures, which they believe to be sufficient to provide a reasonable basis that the financial statements are fairly presented in conformity with accounting principles generally accepted in the United States.

Ross J. Centanni
Chairman, President and
Chief Executive Officer

Philip R. Roth
Vice President, Finance and
Chief Financial Officer

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheet of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. *The accompanying consolidated financial statements of Gardner Denver, Inc.* as of December 31, 2001 and for the years ended December 31, 2001 and December 31, 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the addition of the transitional disclosures detailed in Note 5, in their report dated February 6, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As detailed in Note 5, the December 31, 2001 and 2000 consolidated financial statements, which were audited by other auditors who have ceased operations, include the addition of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company in the year ending December 31, 2002. In our opinion, the disclosures for December 31, 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2001 and 2000 consolidated financial statements of Gardner Denver, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 3, 2003

This is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

St. Louis, Missouri

February 6, 2002

(except with respect to the matter discussed in Note 9, as to which the date is March 6, 2002)

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

	Year ended December 31,		
	2002	2001	2000
Revenues	**$418,158**	419,770	379,358
Costs and Expenses:			
Cost of sales (excluding depreciation and amortization)	**289,631**	294,249	268,290
Depreciation and amortization	**14,139**	17,567	15,881
Selling and administrative expenses	**79,400**	69,678	59,784
Interest expense	**6,365**	6,796	7,669
Other income, net	**(204)**	(3,203)	(2,160)
	389,331	385,087	349,464
Income before income taxes	**28,827**	34,683	29,894
Provision for income taxes	**9,225**	12,659	11,210
Net income	**$ 19,602**	22,024	18,684
Basic earnings per share	**$ 1.24**	1.42	1.22
Diluted earnings per share	**$ 1.22**	1.40	1.21

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

	December 31, 2002	2001
Assets		
Current assets:		
Cash and equivalents	**$ 25,667**	29,980
Receivables (net of allowances of $5,279 in 2002 and $5,229 in 2001)	**75,151**	85,538
Inventories, net	**67,448**	76,650
Deferred income taxes	**5,902**	4,956
Other current assets	**4,268**	4,011
Total current assets	**178,436**	201,135
Property, plant and equipment, net	**76,162**	74,097
Goodwill	**201,761**	183,145
Other intangibles, net	**9,418**	25,692
Deferred income taxes	**3,611**	2,093
Other assets	**3,454**	2,526
Total assets	**$472,842**	488,688
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	**$ 7,500**	7,375
Accounts payable and accrued liabilities	**70,821**	77,202
Total current liabilities	**78,321**	84,577
Long-term debt, less current maturities	**112,663**	160,230
Postretirement benefits other than pensions	**34,539**	36,890
Other liabilities	**24,396**	8,263
Total liabilities	**249,919**	289,960
Stockholders' equity:		
Common stock, $0.01 par value; 50,000,000 shares authorized; 15,942,138 and 15,690,607 shares outstanding in 2002 and 2001, respectively	**177**	174
Capital in excess of par value	**171,047**	166,262
Treasury stock at cost, 1,716,353 and 1,707,611 shares in 2002 and 2001, respectively	**(25,819)**	(25,602)
Retained earnings	**81,664**	62,062
Accumulated other comprehensive loss	**(4,146)**	(4,168)
Total stockholders' equity	**222,923**	198,728
Total liabilities and stockholders' equity	**$472,842**	488,688

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common Stock	Capital In Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
Balance January 1, 2000	$167	157,367	(23,541)	21,354	(2,738)	152,609	
Stock issued for benefit plans and options	3	2,976				2,979	
Treasury stock			(967)			(967)	
Net income				18,684		18,684	18,684
Foreign currency translation adjustments					(2,157)	(2,157)	(2,157)
							16,527
Balance December 31, 2000	$170	160,343	(24,508)	40,038	(4,895)	171,148	
Stock issued for benefit plans and options	4	5,919				5,923	
Treasury stock			(1,094)			(1,094)	
Net income				22,024		22,024	22,024
Foreign currency translation adjustments					727	727	727
							22,751
Balance December 31, 2001	$174	166,262	(25,602)	62,062	(4,168)	198,728	
Stock issued for benefit plans and options	**3**	**4,785**				**4,788**	
Treasury stock			**(217)**			**(217)**	
Net income				**19,602**		**19,602**	**19,602**
Foreign currency translation adjustments					**8,482**	**8,482**	**8,482**
Additional minimum pension liability, net					**(8,460)**	**(8,460)**	**(8,460)**
							19,624
Balance December 31, 2002	**$177**	**171,047**	**(25,819)**	**81,664**	**(4,146)**	**222,923**	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ **19,602**	22,024	18,684
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**14,139**	17,567	15,881
Net (gain)/loss on asset dispositions	**(20)**	46	(917)
LIFO liquidation income	**(394)**	(502)	(683)
Stock issued for employee benefit plans	**2,342**	2,471	2,071
Deferred income taxes	**2,455**	615	1,772
Changes in assets and liabilities:			
Receivables	**13,321**	6,105	(5,987)
Inventories	**11,254**	1,200	1,627
Accounts payable and accrued liabilities	**(9,313)**	(4,294)	3,164
Other assets and liabilities, net	**(905)**	(1,079)	(4,976)
Net cash provided by operating activities	**52,481**	44,153	30,636
Cash flows from investing activities:			
Capital expenditures	**(13,641)**	(11,524)	(13,549)
Disposals of property, plant and equipment	**200**	97	1,125
Foreign currency hedging transactions	**(5)**	(31)	3,416
Business acquisitions, net of cash acquired	**—**	(82,907)	(20,323)
Net cash used in investing activities	**(13,446)**	(94,365)	(29,331)
Cash flows from financing activities:			
Principal payments on long-term debt	**(109,442)**	(90,151)	(59,342)
Proceeds from long-term debt	**62,000**	139,000	61,528
Proceeds from stock options	**2,446**	3,452	908
Purchase of treasury stock	**(217)**	(1,094)	(967)
Other	**(754)**	(421)	—
Net cash (used in) provided by financing activities	**(45,967)**	50,786	2,127
Effect of exchange rate changes on cash and equivalents	**2,619**	(833)	(510)
(Decrease)/increase in cash and equivalents	**(4,313)**	(259)	2,922
Cash and equivalents, beginning of year	**29,980**	30,239	27,317
Cash and equivalents, end of year	$ **25,667**	29,980	30,239

The accompanying notes are an integral part of these statements.

(dollars in thousands, except per share amounts)

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of Gardner Denver, Inc. ("Gardner Denver" or the "Company") and its subsidiaries. Certain prior year amounts have been reclassified to conform with current year presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' equity.

Revenue Recognition

The vast majority of the Company's revenues are recognized when goods are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when the related services are performed and earned.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2002, approximately two-thirds of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

Goodwill and Other Intangibles

Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS No. 142, relating to business combinations completed prior to July 1, 2001 became effective and were adopted by the Company. Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives, generally 5 to 15 years.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2002, the Company completed its transitional and annual impairment tests and determined that no impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

Research and Development

Costs for research and development are expensed as incurred and were $2,398, $2,476 and $3,045 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial Instruments

Included in the 2000 consolidated statement of cash flows are the proceeds received upon settlement of a foreign currency hedging transaction. This foreign currency forward contract denominated in Finnish Markka was used to hedge the foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Gardner Denver Oy. The contract was marked to market and both unrealized and realized gains were included as a component of accumulated other comprehensive loss in stockholders' equity in 2000. There were no off-balance sheet derivative financial instruments as of December 31, 2002 or 2001.

Stock-Based Compensation

As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations.

Comprehensive Income

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary and additional minimum pension liability (net of income taxes). During the fourth quarter of 2002, the Company recorded a charge to accumulated other comprehensive loss of $8.5 million (net of income taxes) to record additional minimum pension liability (See Note 7).

Note 2: Acquisitions

During 2001, the Company's Compressed Air Products segment completed two acquisitions. Effective September 10, 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems ("Hoffman"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. Effective September 1, 2001, the Company also acquired certain assets and stock of the Hamworthy Belliss & Morcom compressor business ("Belliss & Morcom"). Belliss & Morcom is headquartered in Gloucester, England and manufactures and distributes lubricated and oil-free reciprocating air compressors for a variety of applications. The aggregate purchase price, net of cash acquired, was approximately $83 million for these acquisitions. There are no additional contingent payments or commitments related to these acquisitions. The purchase price of each acquisition has been allocated primarily to receivables; inventory; property, plant and equipment; intangible assets (other than goodwill); and accounts payable and accrued liabilities, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $58 million.

The following table summarizes supplemental pro forma information as if the Hoffman and Belliss & Morcom acquisitions had been completed on January 1, 2000:

	Year ended December 31, (Unaudited)	
	2001	2000
Revenues	$481,285	477,923
Net income	23,618	22,878
Diluted earnings per share	$ 1.50	1.48

The unaudited pro forma information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date.

During 2000, the Company completed three acquisitions. Effective July 1, 2000, the Company acquired 100% of the issued and outstanding stock of CRS Power Flow, Inc. ("CRS"). On April 5, 2000, the Company acquired 100% of the issued and outstanding stock of Jetting Systems & Accessories, Inc. ("JSA"). CRS and JSA are both located in Houston, Texas. On January 1, 2000, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Invincible Airflow Systems, Co., located in Baltic, Ohio. The aggregate purchase price of these acquisitions was approximately $20 million. The purchase price of each acquisition has been allocated primarily to receivables, inventory and property, plant and equipment, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $15 million.

All acquisitions have been accounted for by the purchase method and, accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date.

(dollars in thousands, except per share amounts)

Note 3: Inventories

	December 31,	
	2002	2001
Raw materials, including parts and subassemblies	**$33,400**	33,156
Work-in-process	**9,077**	15,908
Finished goods	**27,630**	30,942
Perishable tooling and supplies	**2,456**	2,328
	72,563	82,334
Excess of FIFO costs over LIFO costs	**(5,115)**	(5,684)
Inventories, net	**$67,448**	76,650

During 2002, 2001 and 2000, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2002, 2001 and 2000 by $268, $319 and $427, respectively.

It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 2000 through 2002, the LIFO liquidation income was recorded in the fourth quarter.

Note 4: Property, Plant and Equipment

	December 31,	
	2002	2001
Property, plant and equipment:		
Land and land improvements	**$ 8,189**	6,871
Buildings	**41,779**	40,424
Machinery and equipment	**107,366**	102,193
Tooling, dies, patterns, etc.	**12,759**	10,640
Office furniture and equipment	**13,143**	10,977
Other	**6,099**	5,323
Construction in progress	**4,758**	4,199
	194,093	180,627
Accumulated depreciation	**(117,931)**	(106,530)
Property, plant and equipment, net	**$ 76,162**	74,097

Note 5: Goodwill and Other Intangible Assets

As discussed in Note 1, the Company adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization.

Net income and basic and diluted earnings per share for the year ended December 31, 2001 and 2000, adjusted to exclude goodwill amortization, are as follows:

	December 31,	
	2001	2000
Reported net income	$22,024	18,684
Adjustments: goodwill amortization (net of income taxes)	3,760	3,626
Adjusted net income	$25,784	22,310
Basic earnings per share:		
Reported	$ 1.42	1.22
Adjusted	$ 1.66	1.46
Diluted earnings per share:		
Reported	$ 1.40	1.21
Adjusted	$ 1.63	1.44

The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2001 and 2002 are as follows:

	Compressed Air Products	Pump Products
Balance as of January 1, 2001	$ 122,538	26,291
Goodwill resulting from businesses acquired in 2001	42,000	—
Foreign currency translation	(3,304)	—
Goodwill amortization	(3,620)	(760)
Balance as of December 31, 2001	$ 157,614	25,531
Adjustment due to finalization of purchase price allocations for businesses acquired in 2001	**16,213**	**—**
Foreign currency translation	**2,403**	**—**
Balance as of December 31, 2002	**$176,230**	**25,531**

Other intangible assets at December 31, 2002 and 2001 consisted of the following:

	December 31, 2002		*December 31, 2001*	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Acquired technology	**$10,936**	**$(6,853)**	9,015	(5,611)
Other	**4,541**	**(2,163)**	7,381	(1,088)
Unamortized intangible assets:				
Trademarks	**2,957**	**—**	11,850	—
Other	**—**	**—**	4,145	—
Total other intangible assets	**$18,434**	**$(9,016)**	32,391	(6,699)

The purchase price allocations for Hoffman and Belliss & Morcom were finalized during the quarter ended September 30, 2002, upon receipt of independent third party valuations of the acquired, separately identifiable intangible assets (other than goodwill). Pursuant to the valuations, the fair value of separately identifiable assets was reduced from the Company's previous internal fair value estimate with a corresponding increase in the purchase price allocated to goodwill. The impact on amortization expense as a result of the finalization of the purchase price allocations was insignificant.

Amortization of intangible assets was $2.3 million in 2002 and is anticipated to be approximately $2.0 million per year for 2003 through 2007.

Note 6: Accounts Payable and Accrued Liabilities

	December 31,	
	2002	2001
Accounts payable - trade	**$35,385**	36,997
Salaries, wages and related fringe benefits	**7,361**	6,833
Product warranty	**7,060**	7,578
Product liability, workers' compensation and other insurance	**5,127**	4,246
Other	**15,888**	21,548
Total accounts payable and accrued liabilities	**$70,821**	77,202

(dollars in thousands, except per share amounts)

A reconciliation of the changes in the product warranty liability for the year ended December 31, 2002 is as follows:

Balance as of December 31, 2001	$ 7,578
Product warranty accruals	**5,281**
Settlements	**(6,126)**
Other (primarily foreign currency translation)	**327**
Balance as of December 31, 2002	**$ 7,060**

Note 7: Pension and Other Postretirement Benefits

The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans, which are generally noncontributory. Annual Company contributions to domestic retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Consistent with the practice in Germany, the retirement plans covering the employees of the Company's Wittig operation in Germany are unfunded and the full amount of the pension benefit obligation is included as an accrued benefit liability on the Consolidated Balance Sheets.

With respect to the 2001 Hoffman acquisition, the accumulated benefit obligation and plan assets related to the defined benefit plans, covering substantially all full-time employees, were transferred to the Company pursuant to the purchase agreement. With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the United Kingdom and are provided retirement benefits under a contributory defined benefit pay and service related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also requires the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer. However, an estimate of this receivable, as calculated by an independent third party actuary, has been included in the reconciliation of fair value of plan assets table presented below.

The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement. Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits, which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

Domestic salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees do not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

Due to the significant declines in the financial markets, the fair value of the plan assets of the Company's funded defined benefit pension plans fell short of their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes), in the fourth quarter of 2002.

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31, 2002 and 2001:

	Pension Benefits					
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits	
	2002	2001	**2002**	2001	**2002**	2001
Reconciliation of benefit obligation						
Obligation at January 1	**$ 54,235**	47,737	**$ 3,147**	2,964	**$ 30,371**	25,963
Service cost	**2,188**	1,989	**1,301**	83	**17**	23
Interest cost	**3,629**	3,520	**1,331**	181	**1,939**	2,083
Actuarial loss (gain)	**(214)**	1,748	**3,237**	100	**(1,154)**	1,467
Employee contributions	**—**	—	**372**	—	**—**	—
Benefit payments	**(4,662)**	(3,949)	**(182)**	(8)	**(2,272)**	(2,355)
Acquisitions	**—**	3,191	**15,270**	—	**(510)**	490
Effect of foreign currency exchange rate changes	**—**	—	**2,521**	(174)	**—**	—
Obligation at December 31	**$ 55,176**	54,236	**$26,997**	3,146	**$ 28,391**	27,671
Reconciliation of fair value of plan assets						
Fair value of plan assets at January 1	**$ 50,198**	50,874	**$ —**	—		
Actual return on plan assets	**(5,527)**	(1,425)	**(893)**	—		
Acquisitions	**—**	3,386	**17,196**	—		
Employer contributions	**529**	1,312	**92**	8		
Employee contributions	**1**	—	**372**	—		
Benefit payments	**(4,662)**	(3,949)	**(182)**	(8)		
Effect of foreign currency exchange rate changes	**—**	—	**1,773**	—		
Fair value of plan assets at December 31	**$ 40,539**	50,198	**$18,358**	—		
Funded Status						
Funded Status at December 31	**$(14,639)**	(4,037)	**$ (8,637)**	(3,147)	**$(28,391)**	(30,371)
Unrecognized transition liability	**13**	18	**—**	4	**—**	—
Unrecognized prior-service cost	**(623)**	(709)	**—**	—	**(1,349)**	(2,555)
Unrecognized loss (gain)	**11,314**	1,814	**6,766**	103	**(7,180)**	(6,842)
Accrued benefit liability	**$ (3,935)**	(2,914)	**$ (1,871)**	(3,040)	**$(36,920)**	(39,768)

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2002 and 2001 are as follows:

	December 31,			
	U.S. Plans		Non-U.S. Plans	
	2002	2001	**2002**	2001
Accumulated benefit obligation	**$54,907**	52,135	**$23,061**	2,942
Fair value of plan assets	**$40,539**	48,770	**$18,358**	—

(dollars in thousands, except per share amounts)

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2002, 2001 and 2000:

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$2,188**	1,989	1,734	**$ 1,301**	83	85	**$ 17**	23	13
Interest cost	**3,629**	3,520	3,504	**1,331**	181	167	**1,939**	2,083	1,894
Expected return on plan assets	**(4,180)**	(4,441)	(4,480)	**(1,717)**	—	—	**—**	—	—
Amortization of transition liability	**5**	4	4	**3**	6	6	**—**	—	—
Amortization of prior-service cost	**(86)**	(86)	(85)	**—**	—	—	**(1,206)**	(1,307)	(1,279)
Amortization of net loss (gain)	**—**	2	(422)	**3**	—	—	**(829)**	(1,030)	(2,023)
Net periodic benefit expense (income)	**1,556**	988	255	**921**	270	258	**$ (79)**	(231)	(1,395)
Defined contribution plans	**2,576**	2,816	2,345	**1,281**	872	885			
Total retirement expense	**$4,132**	3,804	2,600	**$ 2,202**	1,142	1,143			

The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

	Pension and Other Postretirement Benefits					
	U.S. Plans			Non-U.S. Plans		
	2002	2001	2000	**2002**	2001	2000
Discount rate (1)	**6.8%**	7.3	7.8	**5.6%**	6.0	6.0
Rate of increase in compensation levels (2)	**5.0%**	5.0	5.0	**3.3%**	2.5	2.5
Expected long-term rate of return on assets (2)	**9.0%**	9.0	9.0	**8.3%**	N/A	N/A

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate

(2) Applies only to pension plans

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2002 was 7.9% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2006 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components of net periodic other postretirement benefit cost - increase (decrease)	8.3%	(7.3%)
Effect on the postretirement benefit obligation - increase (decrease)	8.9%	(7.9%)

Note 8: Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 3,500,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2002, the Company has granted options on 3,078,809 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2000, 2001 and 2002 expire ten years after the date of the grant.

Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 900,000 shares for issuance. In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the 1999 offering was January 2, 2001, at which time employees elected to purchase 118,136 shares at an offering price of $10.74 per share, 90% of the fair market price on the offering date.

In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002, at which time employees elected to purchase 68,323 shares at an offering price of $15.36 per share, 85% of the fair market price on the offering date.

In November 2001, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering was January 2, 2003, at which time employees elected to purchase 46,460 shares at an offering price of $17.08 per share, 85% of the fair market price on the exercise date.

In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering is January 2, 2004. As of December 31, 2002, employees had enrolled to purchase 106,646 shares under the 2002 offering.

The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB No. 25. SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with the fair value methodology of this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

		Year ended December 31,		
		2002	2001	2000
Net income	As reported	**$19,602**	22,024	18,684
	Pro forma	**18,328**	20,731	17,393
Basic earnings per share	As reported	**$ 1.24**	1.42	1.22
	Pro forma	**1.16**	1.33	1.14
Diluted earnings per share	As reported	**$ 1.22**	1.40	1.21
	Pro forma	**1.14**	1.31	1.12

A summary of the status of the Company's Incentive Plan at December 31, 2002, 2001 and 2000, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

	2002		2001		2000	
	Shares	**Wtd. Avg. Exercise Price**	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding, beginning of year	**1,106**	**$17.26**	1,071	$16.60	1,072	$13.99
Granted	**221**	**20.35**	204	19.78	275	17.42
Exercised	**(85)**	**16.37**	(145)	15.08	(225)	4.03
Forfeited	**(98)**	**21.45**	(24)	23.75	(51)	20.72
Options outstanding, end of year	**1,144**	**17.56**	1,106	17.26	1,071	16.60
Options exercisable, end of year	**776**	**16.54**	690	16.93	621	16.09

(dollars in thousands, except per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2002 (underlying shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable at 12/31/02	Wtd. Avg. Exercise Price
$ 5.00 - 10.00	203	3.4 years	$ 8.74	203	$ 8.74
10.01 - 15.00	166	6.4	12.79	161	12.72
15.01 - 20.00	555	7.6	18.73	228	17.99
20.01 - 30.00	220	5.0	26.39	184	26.75

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.0%, 3.9% and 6.5%; expected volatility of 35%, 36% and 38%; and expected lives of 3.3, 3.5 and 3.3 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2002, 2001 and 2000 were $5.84, $6.67 and $6.34 respectively.

Note 9: Long-term Debt and Other Borrowing Arrangements

	December 31,	
	2002	2001
Credit Line, due 2005[1]	**$ 44,000**	84,000
Interim Credit Agreement, due 2002[2]	**—**	50,000
Term Loan, due 2007[3]	**48,125**	—
Unsecured Senior Note, due 2006[4]	**20,000**	25,000
Variable Rate Industrial Revenue Bonds, due 2018[5]	**8,000**	8,000
Other	**38**	605
Long-term debt, including current maturities	**120,163**	167,605
Current maturities of long-term debt	**7,500**	7,375
Long-term debt, less current maturities	**$112,663**	160,230

(1) The facility was amended and restated on March 6, 2002. The loans under the facility may be denominated in U.S. Dollars or several foreign currencies. At December 31, 2002, the outstanding balance consisted of one U.S. Dollar loan of $44,000. The interest rates under the facility vary and are based on prime, federal funds and/or LIBOR for the applicable currency, and the Company's debt to adjusted income ratio. As of December 31, 2002, the rate for the U.S. Dollar loan was 2.6%, and averaged 3.1% for the year ended December 31, 2002.

(2) On September 10, 2001, the Company entered into an Interim Credit Agreement, which was paid in full in March 2002. The interest rate varied with prime, federal funds and/or LIBOR and averaged 3.9% for the year ended December 31, 2002.

(3) On March 6, 2002, the Company entered into a Term Loan, which was used to retire debt outstanding under the Interim Credit Agreement. This debt matures in 2007 and requires annual principal payments. The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2002, this rate was 2.4% and averaged 3.0% for the year ended December 31, 2002.

(4) On September 26, 1996, the Company entered into an Unsecured Senior Note Agreement at a fixed interest rate of 7.3%. This debt matures in 2006 and requires equal annual principal payments from 2000 to 2006.

(5) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2002, this rate was 1.7% and averaged 1.5% for the year ended December 31, 2002.

On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement with an aggregate $125,000 borrowing capacity (the "Credit Line") and terminated a previous agreement. On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. On December 31, 2002, the Credit Line had an outstanding balance of $44,000, leaving $106,000 available for future use or to issue as letters of credit.

The amended and restated agreement also provided for an additional $50,000 Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under the Interim Credit Agreement. The five-year Term Loan requires principal payments of $2,500 in years one and two, and $15,000 in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line. The long-term classification and maturities of the Credit Line and the Interim Credit Agreement in 2001 reflect the completion of the refinancing.

In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments that began in 2000. The Credit Line, Term Loan and Unsecured Senior Note are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by an $8.1 million letter of credit.

On September 10, 2001, the Company borrowed $50,000 under an Interim Credit Agreement, most of which was used to complete the Hoffman acquisition. The Interim Credit Agreement expired and was paid in full in March 2002.

Maturities of long-term debt for the five years subsequent to December 31, 2002 and thereafter, are $7,500, $16,913, $64,000, $20,000, $3,750 and $8,000, respectively.

Cash paid for interest in 2002, 2001 and 2000 was $6,263, $6,900 and $8,483, respectively.

The rentals for all operating leases were $3,357, $2,981, and $2,453 in 2002, 2001 and 2000, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2002 and thereafter are $3,135, $2,677, $1,411, $1,381, $655 and $735, respectively.

Note 10: Stockholders' Equity and Earnings Per Share

At December 31, 2002 and 2001, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $ 0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2002 and 2001, were 15,942,138 and 15,690,607, respectively. No shares of preferred stock were issued or outstanding at December 31, 2002 or 2001. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share:

	Year ended December 31,								
	2002			2001			2000		
	Net Income	**Wtd. Avg. Shares**	**Amt. Per Share**	Net Income	Wtd. Avg. Shares	Amt. Per Share	Net Income	Wtd. Avg. Shares	Amt. Per Share
Basic earnings per share:									
Income available to common stockholders	**$19,602**	**15,854,239**	**$1.24**	22,024	15,552,543	1.42	18,684	15,300,222	1.22
Diluted earnings per share:									
Effect of dilutive securities:									
Stock options granted and outstanding	—	**187,356**		—	230,582		—	189,188	
Income available to common stockholders and assumed conversions	**$19,602**	**16,041,595**	**$1.22**	22,024	15,783,125	1.40	18,684	15,489,410	1.21

(dollars in thousands, except per share amounts)

Note 11: Income Taxes

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

	Year ended December 31,		
	2002	2001	2000
Income taxes			
Current:			
U.S. federal	**$4,944**	9,708	7,130
U.S. state and local	**542**	1,109	815
Non-U.S.	**1,229**	1,149	1,192
Current	**6,715**	11,966	9,137
Deferred:			
U.S. federal	**2,253**	622	1,860
U.S. state and local	**257**	71	213
Deferred	**2,510**	693	2,073
Provision for income taxes	**$9,225**	12,659	11,210

The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

	Year ended December 31,		
	2002	2001	2000
U.S. federal income tax rate	**35.0%**	35.0	35.0
Changes in the tax rate resulting from:			
State and local income taxes	**2.5**	3.1	3.4
Nondeductible goodwill	**—**	3.5	4.2
Export benefit	**(2.8)**	(2.3)	(3.0)
Other, net	**(2.7)**	(2.8)	(2.1)
Effective income tax rate	**32.0%**	36.5	37.5

	December 31,	
	2002	2001
Components of deferred tax balances:		
Deferred tax assets:		
Reserves and accruals	**$ 15,722**	11,608
Postretirement benefits other than pensions	**14,394**	15,502
Other	**1,156**	1,824
Total deferred tax assets	**31,272**	28,934
Deferred tax liabilities:		
LIFO inventory	**(3,051)**	(3,502)
Plant and equipment	**(6,318)**	(5,577)
Intangibles	**(4,530)**	(3,951)
Other	**(7,860)**	(8,855)
Total deferred tax liabilities	**(21,759)**	(21,885)
Net deferred tax assets	**$ 9,513**	7,049

For U.S. income tax purposes, the Foreign Sales Corporation (FSC) has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. Consistent with the FSC, the EIE will lower the effective tax rate on income from U.S. export sales.

Income before income taxes of non-U.S. operations for 2002, 2001 and 2000 was $6,611, $5,963 and $6,179, respectively.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $20 million at December 31, 2002) because the Company intends to reinvest such earnings indefinitely.

Cash paid for income taxes in 2002, 2001 and 2000 were $6,512, $13,814 and $9,189, respectively.

Note 12: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

There were no off-balance sheet derivative financial instruments as of December 31, 2002 and 2001.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2002.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

Note 13: Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has begun to be named as a defendant in an increasing number of asbestos personal injury lawsuits. In addition, the Company has also been named as a defendant in a number of silicosis personal injury lawsuits. Predecessors to the Company manufactured and sold the products allegedly at issue in these asbestos and silicosis lawsuits, namely: (a) asbestos-containing components supplied by third parties; and (b) portable compressors that were used as components for sandblasting equipment manufactured and sold by other parties. Since its formation in 1993, the Company has not manufactured or sold asbestos-containing products or portable compressors. Nonetheless, these lawsuits represent potential contingent liabilities to the Company as a result of its predecessors' historical sales of these products.

The Company believes that these pending legal proceedings, lawsuits and administrative actions will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: (1) the Company's anticipated insurance and indemnification rights to address the risks of such matters; (2) the limited risk of potential asbestos exposure from the components described above, due to the complete enclosure of the components within the subject products and the additional protective non-asbestos binder which encapsulated the components; (3) the fact that neither the Company, nor its predecessors, ever manufactured, marketed or sold sandblasting equipment; (4) various other potential defenses available to the Company with respect to such matters; and (5) the Company's prior disposition of comparable matters.

The Company has also been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

(dollars in thousands, except per share amounts)

Note 14: Quarterly Financial Information (Unaudited)

	2002 Quarter Ended			
	March 31,	**June 30,**	**Sept. 30,**	**Dec. 31,**[3]
Revenues	**$106,609**	**104,854**	**102,791**	**103,904**
Gross margin [1]	**32,007**	**33,565**	**32,530**	**30,425**
Net income	**4,578**	**5,524**	**4,829**	**4,671**
Basic earnings per share	**$ 0.29**	**0.35**	**0.30**	**0.29**
Diluted earnings per share	**$ 0.29**	**0.34**	**0.30**	**0.29**

	2001 Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,[3]
Revenues	$100,896	104,554	103,426	110,894
Gross margin [1]	29,442	31,247	30,882	33,950
Net income [2]	4,799	6,444	5,552	5,229
Basic earnings per share	$ 0.31	0.41	0.36	0.33
Diluted earnings per share	$ 0.31	0.41	0.35	0.33

(1) Gross margin equals revenues less cost of sales.

(2) Includes gains of $466, $439 and $385 in quarters ended March 31, June 30 and Sept. 30, respectively, for litigation settlement proceeds. Includes $337 gain from interest income on a tax settlement in quarter ended June 30.

(3) Includes an increase in net income in 2002 and 2001 of $268 and $319, respectively, related to LIFO inventory liquidations.

Note 15: Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; and positive displacement and centrifugal blowers. The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations.

The Pump Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets primarily consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

	Revenues			Operating Earnings[1]			Identifiable Assets	
	Year ended December 31,			*Year ended December 31,*			*December 31,*	
	2002	2001	2000	**2002**	2001	2000	**2002**	2001
Compressed Air Products	**$350,036**	308,028	306,679	**$29,795**	22,176	30,938	**$369,420**	368,775
Pump Products	**68,122**	111,742	72,679	**5,193**	16,100	4,465	**68,240**	82,884
Total	**$418,158**	419,770	379,358	**34,988**	38,276	35,403	**437,660**	451,659
Interest expense				**(6,365)**	(6,796)	(7,669)		
Other income, net				**204**	3,203	2,160		
Income before income taxes				**$28,827**	34,683	29,894		
General corporate							**35,182**	37,029
Total assets							**$472,842**	488,688

(1) As a result of adopting SFAS 142, periodic goodwill amortization ceased effective January 1, 2002 (See Notes 1 and 5). For comparability purposes, operating earnings by segment for the year ended December 31, 2001 and 2000 excluding goodwill amortization were as follows:

	Year ended December 31,	
	2001	2000
Compressed Air Products	$25,796	34,609
Pump Products	16,860	5,018
Total	$42,656	39,627

	Year ended December 31,		
	2002	2001	2000
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:			
Compressed Air Products	**$ 161**	459	610
Pump Products	**233**	43	73
Total	**$ 394**	502	683
Depreciation and amortization, included in operating earnings above:			
Compressed Air Products	**$ 11,517**	14,281	13,478
Pump Products	**2,622**	3,286	2,403
Total	**$ 14,139**	17,567	15,881
Capital expenditures:			
Compressed Air Products	**$ 9,856**	8,856	11,141
Pump Products	**3,785**	2,668	2,408
Total	**$ 13,641**	11,524	13,549
Revenues outside the United States were comprised of sales to unaffiliated companies in:			
Europe	**$ 85,735**	65,511	53,877
Asia	**25,999**	14,048	13,745
Canada	**18,597**	24,315	21,838
Latin America	**17,773**	18,186	13,214
Other	**5,518**	5,844	4,554
Total	**$153,622**	127,904	107,228

	December 31,	
	2002	2001
Net long-lived assets by geographic area are as follows:		
United States	**$253,275**	254,271
Europe	**32,658**	27,219
Other	**1,408**	1,444
Total	**$287,341**	282,934

STOCKHOLDER INFORMATION

Stock Information

Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997, under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.

The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock Exchange, are as follows:

	2002 Quarter Ended			
	March 31,	**June 30,**	**September 30,**	**December 31,**
High	**25.25**	**28.00**	**21.00**	**21.39**
Low	**19.55**	**18.34**	**15.00**	**14.34**

	2001 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
High	21.20	20.99	24.00	22.93
Low	17.00	17.65	19.65	20.00

As of March 3, 2003, there were approximately 8,240 holders of record of Gardner Denver's common stock.

Dividends

Gardner Denver has not paid a cash dividend since its spin-off from Cooper Industries, Inc. in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
(216) 257-8508 (facsimile)
e-mail address: shareholder.inquiries@nationalcity.com

News Releases and SEC Filings

Gardner Denver's news releases, including the quarterly earnings releases, and Securities and Exchange Commission filings, are available by visiting the investor relations area of our website at **www.gardnerdenver.com.**

Quarterly Conference Call Webcasts

Gardner Denver anticipates issuing earnings press releases on April 23, July 23 and October 22, 2003. Associated conference calls will be held on the following mornings. You may access a webcast of these calls through the investor relations area of our website at **www.gardnerdenver.com.** Replays of the calls will be available for approximately two weeks.

Form 10-K

A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

Annual Meeting

The 2003 Annual Meeting of Stockholders will be held on May 6 at the Quincy Country Club, 2410 State Street, Quincy, IL, starting at 1:30 p.m.

Corporate Offices

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
e-mail address: **mktg@gardnerdenver.com**
website address: **www.gardnerdenver.com**

BOARD OF DIRECTORS AND CORPORATE OFFICERS

Board of Directors

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

Donald G. Barger, Jr.
Senior Vice President and Chief Financial Officer
Yellow Corporation

Frank J. Hansen
President and Chief Executive Officer (retired)
IDEX Corporation

Raymond R. Hipp
Chairman, President and Chief Executive Officer (retired)
Alternative Resources Corporation

Thomas M. McKenna
President (retired)
United Sugars Corporation

Diane K. Schumacher
Senior Vice President, General Counsel and Secretary
Cooper Industries, Inc.

Richard L. Thompson
Group President and Executive Office Member
Caterpillar Inc.

Lead Non-Employee Director

Frank J. Hansen

Board Committees

Audit and Finance

Donald G. Barger, Jr., Chairperson
Frank J. Hansen
Raymond R. Hipp

Management Development and Compensation

Richard L. Thompson, Chairperson
Thomas M. McKenna
Diane K. Schumacher

Nominating and Corporate Governance

Diane K. Schumacher, Chairperson
Thomas M. McKenna
Richard L. Thompson

Corporate Officers

Ross J. Centanni
Chairman, President and Chief Executive Officer

Michael S. Carney
Vice President and General Manager,
Blower Division

Helen W. Cornell
Vice President, Strategic Planning and Operations Support

Steven M. Krivacek
Vice President, Human Resources

Tracy D. Pagliara
Vice President, General Counsel and Secretary

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

Philip R. Roth
Vice President, Finance and Chief Financial Officer

Randall E. Schwedes
Treasurer

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Richard C. Steber
Vice President and General Manager,
Pump Division

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